UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35239

FHC HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

8760 Clay Road

Houston, Texas 77080

(713) 864-1358

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0 holders*

*On July 20, 2021, the United States Bankruptcy Court for the District of Delaware entered an order confirming the First Amended Combined Disclosure Statement and Chapter 11 Plan of Liquidation (the “Plan”) of FHC Holdings Corporation (f/k/a Francesca’s Holding Corporation) (the “Company”) and each of its subsidiaries. Pursuant to the terms of the Plan, among other things, on July 30, 2021, all of the Company’s existing Equity Interests (as defined in the Plan), including, without limitation, shares of the Company’s common stock, par value $.01 per share, were cancelled.

Pursuant to the requirements of the Securities Exchange Act of 1934, FHC Holdings Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 26, 2022	FHC HOLDINGS CORPORATION

	By:	/s/ Anthony Saccullo
Anthony Saccullo
Plan Administrator